# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported): February 8, 2006**

# IDEXX LABORATORIES, INC.
*(Exact name of registrant as specified in its charter)*

| **Delaware** | **000-19271** | **01-0393723** |
|---|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(Commission File Number)* | *(IRS Employer Identification No.)* |

| **One IDEXX Drive, Westbrook, Maine** | **04092** |
|---|---|
| *(Address of principal executive offices)* | *(ZIP Code)* |

**207-856-0300**
*(Registrant's telephone number, including area code)*

**Not Applicable**
*(Former name or former address, if changed since last report)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. to Form 8-K):

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01**     **Entry into a Material Definitive Agreement.**

At a meeting of the Compensation Committee of the Board of Directors of IDEXX Laboratories, Inc. (the "Company") held on February 8, 2006, the directors authorized the payment of annual bonus awards to the Company's executive officers for services rendered by each such executive officer during the year ended December 31, 2005 and approved annual base salaries for 2006 for each of the Company's executive officers.

The following table represents the 2005 bonus information and 2006 annual base salary information for each of the Company's "named executive officers" (as defined in Regulation S-K item 402(a)(3)).

| Named Executive Officer | 2006 Base Salary | | 2005 Bonus |
|---|---|---|---|
| Jonathan W. Ayers<br>President and Chief Executive Officer | $ | 600,000 | $ 650,000 |
| William C. Wallen, PhD<br>Senior Vice President and Chief Scientific Officer | | 350,000 | 185,000 |
| Merilee Raines<br>Vice President and Chief Financial Officer | | 260,000 | 185,000 |
| Robert S. Hulsy<br>Vice President | | 260,000 | 185,000 |
| Laurel E. LaBauve<br>Vice President Worldwide Operations | | 235,000 | 160,000 |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IDEXX LABORATORIES, INC.**

Date: February 14, 2006        By:   /s/ Conan R. Deady

Conan R. Deady
Vice President, General Counsel & Secretary